Mail Stop 4561

July 12, 2006

Mr. Peter Keefe
Chief Executive Officer
Earthworks Entertainment, Inc.
6467 Zuma View Place, Suite 160
Malibu, CA 90265

> **Re:** **Earthworks Entertainment, Inc.**
> **Item 4.02 Form 8-K**
> **Filed July 10, 2006**
> **File No. 1-15599**

Dear Mr. Keefe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed July 10, 2006

1. Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

2. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

3.   Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended September 30, 2005 and your Form 10-QSB for the fiscal quarter ended March 31, 2006 in light of the material error you have disclosed.

4.   Please include as an exhibit a letter from your accountants addressing the revised disclosures.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call me at (202) 551-3469.

                                        Sincerely,

                                        Thomas Flinn
                                        Staff Accountant